CATEGORY ATTRACTS ₹23,875 CR AS SEASONAL MAR REDEMPTIONS REVERSE

Arbitrage fund inflows rebound in June quarter

KUSHAN SHAH
Mumbai, July 16

MONEY MATTER


Arbitrage inflows (in ₹ crore)
43,077
Q1FY26
12,874
Q2FY26
11,238
Q3FY26
-17,229
Q4FY26
23,875
Q1FY27

ARBITRAGE FUNDS STAGED a sharp recovery in the first quarter of FY27, attracting net inflows of ₹23,875 crore after recording net outflows of ₹17,229 crore in the January-March quarter of FY26.

The weak showing in Q4FY26 was largely due to net outflows of ₹21,113 crore in March — nearly 10 times the ₹2,855 crore redeemed in March 2025. Inflows rebounded sharply in April and remained strong through May and June.

Ashok Kanawala, head of distribution alliances and product strategy at HDFC AMC, said heavy redemptions from arbitrage schemes in March are a seasonal phenomenon as investors withdraw money to meet advance tax obligations. This year, however, the trend was amplified by cumulative corporate redemptions across liquid, money market, arbitrage and other short-duration debt schemes.

Alok Singh, chief investment officer at Bank of India Mutual Fund, said flows into arbitrage funds are a barometer of institutional liquidity and risk appetite. The strong inflows in Q1FY27 suggest that corporate treasuries preferred relatively low-risk, tax-efficient avenues over equity schemes amid heightened market uncertainty.

Singh also attributed the sharp March outflows primarily to tax-related redemptions, adding that some investors may have also withdrawn funds to capitalise on the correction in equity markets triggered by the West Asia conflict.

The category also came under the spotlight after the Union Budget 2026 increased the securities transaction tax (STT) on futures trades from 0.02% to 0.05%.

According to Singh, while the higher STT has marginally reduced arbitrage fund returns, these schemes continue to enjoy equity-like taxation, making them more attractive to institutional investors than liquid funds, which may offer slightly higher returns but are taxed at the investor's marginal income tax rate.

Kanawala said the impact of the STT hike on arbitrage fund returns is expected to be modest. Their tax efficiency continues to underpin investor interest, as reflected in net inflows of more than ₹23,800 crore during the April-June quarter despite the higher levy.

360 One WAM posts 13% rise in Q1 profit

KUSHAN SHAH
Mumbai, July 16

360 ONE WEALTH and Asset Management posted a 13% sequential rise in its net profit to ₹331 crore for Q1FY27, aided by a 10% increase in total revenue to ₹1,226 crore. Net profit stood at ₹289 crore in the preceding quarter, while revenue was ₹1,115 crore. On a year-on-year basis, profit rose 16.1% from ₹285 crore.

Overall assets under management stood at ₹7.77 lakh crore as on June 2026, the company said in its investor presentation. The annual recurring revenue (ARR) assets marked a 19% YoY increase, rising to ₹ lakh crore while transactional/brokerage assets stood at ₹4.35 lakh crore.

On a year-on-year basis, profit rose 16.1% from ₹285 crore

The wealth management arm of the company saw a 24.2% YoY increase in its ARR assets to ₹2.42 lakh crore, supported by net flows across segments. The 360 One Plus segment saw a growth of 39.4% YoY while distribution rose 11.9%.

Citi's India clients shift focus to rupee volatility

CITIGROUP SAYS ITS Indian corporate clients are expecting the rupee will keep weakening and are looking for products that will enable them to profit from its volatility.

"Clients seem to have a view that the rupee will depreciate in line with interest-rate differentials over the medium-to-long term," Vandana Bhatter, Singapore-based head of corporate foreign-exchange sales for Asia Pacific at Citigroup, said. "This has shifted corporate thinking towards structures that offer protection while allowing participation in larger rupee moves."

Citi's corporate customers are becoming more interested in non-leveraged exotic option structures, rather than simple call or put combinations or spreads, while they've also stepped up their hedging activity using a mix of forwards and options, she said.

The switch in strategy indicates how some investors are responding to the renewed volatility in global financial market since the start of the Iran war pushed up global energy prices, and boosted bets on higher Federal Reserve interest rates.

BLOOMBERG

GCL

GOA CARBON LIMITED

DEMPO

Registered Office: Dempo House, Campal, Panaji, Goa 403 001
Corporate Identity Number: L23109GA1967PLC000076
Website: www.goacarbon.com

STATEMENT OF UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2026

₹ in lacs

Particulars	Quarter ended June 30, 2026 Unaudited	Quarter ended March 31, 2026 Refer Note No. 2	Quarter ended June 30, 2025 Unaudited	Year ended March 31, 2026 Audited
Total Income from Operations	6,569.75	20,112.18	19,925.01	69,642.23
Net (Loss) / Profit for the period (before tax, Exceptional and/or Extraordinary items)	(658.36)	458.83	(1,178.29)	(4,211.61)
Net (Loss) / Profit for the period before tax (after Exceptional and/or Extraordinary items)	(658.36)	458.83	(1,178.29)	(4,211.61)
Net (Loss) / Profit for the period after tax (after Exceptional and/or Extraordinary items)	(658.36)	449.31	(795.25)	(4,823.46)
Total Comprehensive (Loss) / Profit for the period (Comprising (Loss) / Profit for the period (after tax) and Other Comprehensive (Loss) / Income (after tax))	(547.02)	400.64	(739.04)	(4,898.09)
Paid-up equity share capital (face value ₹10)	915.11	915.11	915.11	915.11
Reserves (excluding Revaluation Reserve) as shown as per Balance Sheet of the previous year				15,947.86
Basic earnings per equity share (in ₹) after exceptional items * (not annualised)	(7.19) *	4.91 *	(8.69) *	(52.71)
Diluted earnings per equity share (in ₹) after exceptional items * (not annualised)	(7.19) *	4.91 *	(8.69) *	(52.71)

Notes:

1) The unaudited financial results for quarter ended June 30, 2026 have been reviewed by the Audit Committee and approved by the Board of Directors of the Company at their respective meetings held on July 15, 2026. The above results have been subjected to limited review by the statutory auditors of the Company. The review report of the statutory auditors is unmodified.
2) The figures for the quarter ended March 31, 2026 represent the difference between the audited figures in respect of full financial years and the published unaudited figures for the nine months December 31, 2025.
3) The detailed Statement of Quarterly Financial Results were reviewed by the Audit Committee and approved by the Board of Directors of the Company at their respective meetings held on July 15, 2026. The full format of the Statement of the Quarterly Financial Results are available on the websites of The BSE Limited (www.bseindia.com), the National Stock Exchange of India Limited (www.nseindia.com) and on the website of the Company (www.goacarbon.com).
4) The Company does not have any subsidiary/associate/joint venture company, as on June 30, 2026. Hence consolidated financial results are not required to be prepared.
5) Further, the aforementioned results can also be accessed through the Quick Response Code (QR Code) as provided below:

For GOA CARBON LIMITED

SHRINIVAS V. DEMPO
CHAIRMAN
DIN : 00043413

Panaji, Goa: July 15, 2026

wipro

EXTRACT OF STATUTORILY AUDITED FINANCIAL RESULTS OF WIPRO LIMITED AND ITS SUBSIDIARIES FOR THE QUARTER ENDED JUNE 30, 2026

Audited Consolidated Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended June 30, 2026	Year ended March 31, 2026	Quarter ended June 30, 2025
Revenue from operations	244,786	926,240	221,346
Profit before tax	43,345	173,422	42,583
Profit after tax	33,563	132,655	33,365
Total comprehensive income for the period	38,797	168,694	40,201
Paid-up equity share capital (Par value of ₹ 2 per share)	19,807	20,977	20,965
Reserves excluding non-controlling interest[1] as shown in the Audited Statement of Financial Position	864,391	864,391	807,365
Earnings per equity share (Par value of ₹ 2 per share) (EPS for quarter ended periods are not annualized)			
Basic: (in ₹)	3.20	12.60	3.18
Diluted: (in ₹)	3.20	12.56	3.17

[1] Balance for the quarter ended June 30, 2026 and year ended March 31, 2026 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2026 and balance for the quarter ended June 30, 2025 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2025, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results of the Company for the quarter ended June 30, 2026 have been approved by the Board of Directors of the Company at its meeting held on July 16, 2026. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The financial results are prepared in accordance with Indian Accounting Standards (**"Ind AS"**), the provisions of the Companies Act, 2013 (**"the Companies Act"**), as applicable and guidelines issued by the Securities and Exchange Board of India (**"SEBI"**). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (**Indian Accounting Standards**) Rules, 2015 and amendment rules issued thereafter.

Audited Consolidated Financial Results of Wipro Limited under Ind AS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended June 30, 2026	Year ended March 31, 2026	Quarter ended June 30, 2025
Revenue from operations	244,786	926,240	221,346
Profit before tax	43,345	173,422	42,583
Profit after tax	33,563	132,655	33,365
Total comprehensive income for the period	38,804	168,177	40,184
Paid-up equity share capital (Par value of ₹ 2 per share)	19,807	20,977	20,965
Reserves excluding non-controlling interest[1] as shown in the Audited Balance Sheet	859,206	859,206	802,697
Earnings per equity share (Par value of ₹ 2 per share) (EPS for quarter ended periods are not annualized)			
Basic: (in ₹)	3.20	12.60	3.18
Diluted: (in ₹)	3.20	12.56	3.17

[1] Balance for the quarter ended June 30, 2026 and year ended March 31, 2026 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2026 and balance for the quarter ended June 30, 2025 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2025, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results (under Ind AS) of the Company for the quarter ended June 30, 2026 have been approved by the Board of Directors of the Company at its meeting held on July 16, 2026. The statutory auditors have expressed an unmodified audit opinion.

Audited Standalone Financial Results of Wipro Limited under Ind AS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended June 30, 2026	Year ended March 31, 2026	Quarter ended June 30, 2025
Revenue from operations	184,182	713,451	171,954
Profit before tax	36,970	159,052	45,176
Profit after tax	28,657	121,296	36,961
Total comprehensive income for the period	34,133	112,631	37,341

The audited standalone financial results (under Ind AS) of the Company for the quarter ended June 30, 2026 have been approved by the Board of Directors of the Company at its meeting held on July 16, 2026. The statutory auditors have expressed an unmodified audit opinion.

Notes:

1. The Board of Directors in their meeting held on July 16, 2026, declared an interim dividend of ₹ 2/- (U.S.$ 0.02) per equity share and ADR (100% on an equity share of par value of ₹ 2 /-).
2. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company's website (URL: www.wipro.com).

By Order of the Board,
For Wipro Limited

Place : Bengaluru
Date : July 16, 2026

Rishad A. Premji
Chairman

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India
Website: wipro.com | Email id: info@wipro.com | Tel: +91-80-2844 0011; Fax: +91-80-2844 0054
CIN: L32102KA1945PLC020800

wipro

EXTRACT OF STATUTORILY AUDITED FINANCIAL RESULTS OF WIPRO LIMITED AND ITS SUBSIDIARIES FOR THE QUARTER ENDED JUNE 30, 2026

Audited Consolidated Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended June 30, 2026	Year ended March 31, 2026	Quarter ended June 30, 2025
Revenue from operations	244,786	926,240	221,346
Profit before tax	43,345	173,422	42,583
Profit after tax	33,563	132,655	33,365
Total comprehensive income for the period	38,797	168,694	40,201
Paid-up equity share capital (Par value of ₹ 2 per share)	19,807	20,977	20,965
Reserves excluding non-controlling interest[1] as shown in the Audited Statement of Financial Position	864,391	864,391	807,365
Earnings per equity share (Par value of ₹ 2 per share) (EPS for quarter ended periods are not annualized)			
Basic: (in ₹)	3.20	12.60	3.18
Diluted: (in ₹)	3.20	12.56	3.17

[1] Balance for the quarter ended June 30, 2026 and year ended March 31, 2026 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2026 and balance for the quarter ended June 30, 2025 represent balances as per the audited consolidated statement of financial position for the year ended March 31, 2025, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results of the Company for the quarter ended June 30, 2026 have been approved by the Board of Directors of the Company at its meeting held on July 16, 2026. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The financial results are prepared in accordance with Indian Accounting Standards (**"Ind AS"**), the provisions of the Companies Act, 2013 (**"the Companies Act"**), as applicable and guidelines issued by the Securities and Exchange Board of India (**"SEBI"**). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (**Indian Accounting Standards**) Rules, 2015 and amendment rules issued thereafter.

Audited Consolidated Financial Results of Wipro Limited under Ind AS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended June 30, 2026	Year ended March 31, 2026	Quarter ended June 30, 2025
Revenue from operations	244,786	926,240	221,346
Profit before tax	43,345	173,422	42,583
Profit after tax	33,563	132,655	33,365
Total comprehensive income for the period	38,804	168,177	40,184
Paid-up equity share capital (Par value of ₹ 2 per share)	19,807	20,977	20,965
Reserves excluding non-controlling interest[1] as shown in the Audited Balance Sheet	859,206	859,206	802,697
Earnings per equity share (Par value of ₹ 2 per share) (EPS for quarter ended periods are not annualized)			
Basic: (in ₹)	3.20	12.60	3.18
Diluted: (in ₹)	3.20	12.56	3.17

[1] Balance for the quarter ended June 30, 2026 and year ended March 31, 2026 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2026 and balance for the quarter ended June 30, 2025 represent balances as per the audited consolidated balance sheet for the year ended March 31, 2025, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results (under Ind AS) of the Company for the quarter ended June 30, 2026 have been approved by the Board of Directors of the Company at its meeting held on July 16, 2026. The statutory auditors have expressed an unmodified audit opinion.

Audited Standalone Financial Results of Wipro Limited under Ind AS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended June 30, 2026	Year ended March 31, 2026	Quarter ended June 30, 2025
Revenue from operations	184,182	713,451	171,954
Profit before tax	36,970	159,052	45,176
Profit after tax	28,657	121,296	36,961
Total comprehensive income for the period	34,133	112,631	37,341

The audited standalone financial results (under Ind AS) of the Company for the quarter ended June 30, 2026 have been approved by the Board of Directors of the Company at its meeting held on July 16, 2026. The statutory auditors have expressed an unmodified audit opinion.

Notes:

1. The Board of Directors in their meeting held on July 16, 2026, declared an interim dividend of ₹ 2/- (U.S.$ 0.02) per equity share and ADR (100% on an equity share of par value of ₹ 2 /-).
2. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company's website (URL: www.wipro.com).

By Order of the Board,
For Wipro Limited

Rishad A. Premji
Chairman

Place : Bengaluru
Date : July 16, 2026

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India
Website: wipro.com | Email Id: info@wipro.com | Tel: +91-80-2844 0011; Fax: +91-80-2844 0054
CIN: L32102KA1945PLC020800

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